The Directors
Biovail Corporation International
2488 Dunwin Drive
Mississauga
Ontario
Canada

23rd July 1999

                             Fuisz Technologies Ltd.

Dear Sirs

This letter confirms the irrevocable agreement of Salisbury Ltd. to accept the unconditional offer of Biovail Corporation International (Biovail) of US$7 per share cash in respect of its holding of 100,000 shares of common stock in Fuisz Technologies Ltd. (Fuisz). Payment to be made to Salisbury Limited within seven days of the delivery to Biovail of the stock certificate in respect of the stock being sold.

Biovail may rely on this commitment to sell which is an enforceable commitment.

Kindly note that Salisbury Ltd. is a wholly-owned subsidiary of The Cross Group (Cross).

Cross received 1,000,000 shares of common stock in Fuisz on 1st September 1997 as part consideration for the sale of its subsidiary, Clonmel Healthcare Ltd. to Fuisz. Under the Sale and Purchase Agreement of 1st September 1997 between Cross and Fuisz, Cross is restricted to selling not more than 500,000 shares in Fuisz up to lst September 1999. After that date (or before that date with the consent of Fuisz) Cross is free to sell the entire shareholding of 1,000,000 shares.

In April 1999 Cross transferred 100,000 of its shares in Fuisz to Salisbury Ltd. and a further 900,000 shares in Fuisz to Westbury Ltd. (also a wholly owned subsidiary of Cross).

Yours faithfully,

/s/ D.P.N. Tierney

D.P.N. Tierney
Director